

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2012

Via E-Mail
Charles M. Sledge
Senior Vice President and Chief Financial Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, Texas 77027

>   **Re: Cameron International Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 001-13884**

Dear Mr. Sledge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 12: Income Taxes, page 71

1.   We note your income before income taxes from foreign operations significantly decreased from $367.4 million for the year ended December 31, 2010 to $60.8 million for the year ended December 31, 2011. However, based on the disclosures of sources of revenues within footnote 15 on page 76, your revenues from other countries have not declined in a similar manner. To further our understanding, please describe the reasons for the significant decrease in income before income taxes from foreign operations.

2.   On a related note, we note your net tax provision related to current and deferred foreign taxes totaled $69.3 million for the year ended December 31, 2011 as compared to $84.1 for the year ended December 31, 2010. Although the decreasing trend in the foreign tax provision recognized in each fiscal period is consistent with the decrease in income recognized from foreign operations, the percentage and dollar amount decrease is not proportionate. Please identify the factors contributing to the disproportionate decreasing trends in these amounts. In your response, please address current and deferred tax provision amounts separately, if necessary. Your response should also address why you have recorded a $69.3 million tax provision on $60.8 million in foreign income before income taxes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or Shannon Buskirk at 202-551-3717 if you have questions regarding these comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief